Exhibit 99.3

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF TANTAN LIMITED

We have audited the accompanying consolidated financial statements of Tantan Limited (the “Company”), its subsidiaries and its variable interest entity (collectively, referred to as the “Group”) which comprise the consolidated balance sheets as of December 31, 2017 and 2016 and the related consolidated statements of operations, comprehensive loss, changes in deficit and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Group’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

June 25, 2018

TANTAN LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except shares data, or otherwise noted)

	As of December 31,
	2016	2017
Assets
Current assets
Cash and cash equivalents	$6,627,581	$15,369,641
Term deposits	4,500,000	4,610,915
Accounts receivable net of allowance for doubtful accounts of $nil and $nil as of December 31, 2016 and 2017, respectively	—	79,269
Prepaid expenses and other current assets	614,517	2,441,465
Amounts due from related parties	3,536	3,942
Short-term investments	1,584,330	9,375,528

Total current assets	13,329,964	31,880,760

Property and equipment, net	2,160,009	3,339,408
Other non-current assets	229,249	305,028

Total assets	15,719,222	35,525,196

Liabilities
Current liabilities
Accounts payable (including accounts payable of the consolidated VIE without recourse to the Group of $nil and $nil as of December 31, 2016 and 2017, respectively)	279,133	422,304
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to the Group of $nil and $97,280 as of December 31, 2016 and 2017, respectively)	—	97,280
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of $37,399 and $660,564 as of December 31, 2016 and 2017, respectively)	2,434,669	4,430,453
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Company of $nil and $nil as of December 31, 2016 and 2017, respectively)	58,978	64,992
Warrants (including warrants of the consolidated VIE without recourse to the Company of $nil and $nil as of December 31, 2016 and 2017, respectively)	158,513	—

Total current liabilities	2,931,293	5,015,029

Total liabilities	2,931,293	5,015,029

TANTAN LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In U.S. dollars, except shares data, or otherwise noted)

	As of December 31,
	2016	2017
Commitments (Note 12)

Mezzanine equity
Redeemable ordinary shares ($0.001 par value, 2,550,000 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	2,779,500	2,779,500
Series A convertible redeemable participating preferred shares ($0.001 par value; 2,250,000 shares authorized as of December 31, 2016 and 2017, respectively; 2,250,000 shares issued and outstanding as of December 31, 2016 and 2017, respectively; liquidation value of $4,500,000 as of December 31, 2016 and 2017, respectively)	4,274,413	6,106,891
Series B convertible redeemable participating preferred shares ($0.001 par value; 3,101,597 shares authorized as of December 31, 2016 and 2017, respectively; 3,101,597 shares issued and outstanding as of December 31, 2016 and 2017, respectively; liquidation value of $13,026,712 as of December 31, 2016 and 2017, respectively)	12,960,798	18,870,795
Series C convertible redeemable participating preferred shares ($0.001 par value; 3,744,172 shares authorized as of December 31, 2016 and 2017, respectively; 3,730,005 shares and 3,744,172 shares issued and outstanding as of December 31, 2016 and 2017, respectively; liquidation value of $34,163,776 and $34,293,534 as of December 31, 2016 and 2017, respectively)	31,030,117	31,341,398
Series D convertible redeemable participating preferred shares ($0.001 par value; nil and 5,215,116 shares authorized as of December 31, 2016 and 2017, respectively; nil and 5,215,116 shares issued and outstanding as of December 31, 2016 and 2017, respectively; liquidation value of $nil and $70,000,000 as of December 31, 2016 and 2017, respectively)	—	67,874,778

Total mezzanine equity	51,044,828	126,973,362

Deficits
Ordinary shares ($0.001 par value; 40,904,231 and 35,689,115 shares authorized as of December 31, 2016 and 2017, respectively; 4,200,000 and 4,244,703 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	4,200	4,245
Subscription receivable from ordinary shareholders	(4,200)	(4,200)
Additional paid in capital	556,873	1,739,231
Accumulated deficits	(38,248,784)	(98,743,567)
Accumulated other comprehensive (loss)/income	(564,988)	541,096

Total Tantan Limited shareholders’ deficits	(38,256,899)	(96,463,195)

Total liabilities, mezzanine equity and deficits	$15,719,222	$35,525,196

The accompanying notes are an integral part of these consolidated financial statements.

TANTAN LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except shares data, or otherwise noted)

	For the years ended December 31,
	2016	2017
Net revenues	$—	$170,695
Cost and expenses
Cost of revenue (including share-based compensation of $nil and $81,237 in the years ended December 31, 2016 and 2017, respectively)	—	(3,808,936)
Selling and marketing (including share-based compensation of $22,446 and $nil in the years ended December 31, 2016 and 2017, respectively)	(18,066,935)	(38,472,418)
General and administrative (including share-based compensation of $181,904 and $279,099 in the years ended December 31, 2016 and 2017, respectively)	(4,965,600)	(6,331,017)
Research and development (including share-based compensation of $98,517 and $222,067 in the years ended December 31, 2016 and 2017, respectively)	(2,212,744)	(4,586,213)

Total cost and expenses	(25,245,279)	(53,198,584)

Income from operations	(25,245,279)	(53,027,889)

Interest income	61,807	428,335
Fair value changes of warrants	(28,743)	(152,754)

Loss before income tax	(25,212,215)	(52,752,308)

Income tax expense	—	—

Net loss	(25,212,215)	(52,752,308)

Net loss attributable to Tantan Limited	(25,212,215)	(52,752,308)

Deemed dividend to Series A convertible redeemable participating preferred shareholders	—	(1,832,478)
Deemed dividend to Series B convertible redeemable participating preferred shareholders	—	(5,909,997)

Net loss attributable to holders of ordinary shares of Tantan Limited	$(25,212,215)	$(60,494,783)

The accompanying notes are an integral part of these consolidated financial statements.

TANTAN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars, except shares data, or otherwise noted)

	For the years ended December 31,
	2016	2017
Net loss	$(25,212,215)	$(52,752,308)
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustment	(221,318)	1,106,084

Comprehensive loss attributable to Tantan Limited	$(25,433,533)	$(51,646,224)

The accompanying notes are an integral part of these consolidated financial statements.

TANTAN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

(In U.S. dollars, except shares data, or otherwise noted)

	Ordinary shares	Ordinary amount	Share subscription Receivable	Additional paid-in capital	Accumulated deficit	Accumulated comprehensive (loss)/income	Total shareholders’ deficit
Balance as of January 1, 2016	4,200,000	$4,200	$(4,200)	$254,006	$(13,036,569)	$(343,670)	$(13,126,233)

Net loss	—	—	—	—	(25,212,215)	—	(25,212,215)
Share-based compensation	—	—	—	302,867	—	—	302,867
Foreign currency translation adjustments	—	—	—	—	—	(221,318)	(221,318)

Balance as of December 31, 2016	4,200,000	$4,200	$(4,200)	$556,873	$(38,248,784)	$(564,988)	$(38,256,899)
Net loss	—	—	—	—	(52,752,308)	—	(52,752,308)
Issuance of ordinary shares	44,703	45	—	599,955	—	—	600,000
Share-based compensation	—	—	—	582,403	—	—	582,403
Repurchase and issuance of Series A and B convertible redeemable participating preferred shareholders (See note 10)	—	—	—	—	(7,742,475)	—	(7,742,475)
Foreign currency translation adjustments	—	—	—	—	—	1,106,084	1,106,084

Balance as of December 31, 2017	4,244,703	$4,245	$(4,200)	$1,739,231	$(98,743,567)	$541,096	$(96,463,195)

The accompanying notes are an integral part of these consolidated financial statements.

TANTAN LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(In U.S. dollars, except shares data, or otherwise noted)

	For the years ended December 31,
	2016	2017
Cash flows from operating activities:
Net loss	$(25,212,215)	$(52,752,308)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	427,708	1,218,659
Share-based compensation	302,867	582,403
Fair value changes of warrants	28,743	152,754
Changes in operating assets and liabilities
Accounts receivable	—	(76,329)
Prepaid expenses and other current assets	46,760	(1,754,740)
Other non-current assets	(239,710)	(58,395)
Amounts due from related parties	(3,456)	(337)
Accounts payable	118,788	241,741
Accrued expenses and other current liabilities	2,166,992	1,688,710
Deferred revenue	—	93,672
Amounts due to related parties	(149,988)	6,014

Net cash used in operating activities	(22,513,511)	(50,658,156)

Cash flows from investing activities:
Purchase of property and equipment	(2,142,715)	(2,343,602)
Payment for short-term investments	(1,656,627)	(41,083,929)
Purchase of term deposits	(9,000,000)	(73,315,492)
Cash received upon maturity of term deposits	4,500,000	73,405,486
Cash received from sales of short-term investments	—	33,684,086

Net cash used in investing activities	(8,299,342)	(9,653,451)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	—	600,000
Proceeds from issuance of Series A convertible redeemable participating preferred shares	—	2,186,353
Proceeds from issuance of Series B convertible redeemable participating preferred shares	5,026,712	8,814,127
Proceeds from issuance of Series C convertible redeemable participating preferred shares	31,159,636	—
Proceeds from issuance of Series D convertible redeemable participating preferred shares	—	67,874,778
Proceeds from exercise of warrants	215	51
Repurchase of Series A and B convertible redeemable participating preferred shares	—	(11,000,480)

Net cash provided by financing activities	36,186,563	68,474,829

Effect of foreign exchange rate on cash and cash equivalents	(424,150)	578,838

Net increase in cash and cash equivalents	4,949,560	8,742,060
Cash and cash equivalents at the beginning of year	1,678,021	6,627,581

Cash and cash equivalents at the end of year	$6,627,581	$15,369,641

Non-cash investing and financing activities
Payable for purchase of property and equipment	118,652	—
Receivable of exercised warrant consideration	36	—

The accompanying notes are an integral part of these consolidated financial statements.

TANTAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(In U.S. dollars, except shares data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Tantan Limited (the “Company” or “Tantan”), a private holding company, was incorporated under the laws of the Cayman Islands on November 26, 2014. The Company, its subsidiaries and its consolidated variable interest entity (“VIE”) (collectively the “Group”) are principally engaged in providing mobile-based social networking services. The Group started its monetization by introducing fee based value-added service in the third quarter of 2017.

As of December 31, 2017, details of the Company’s subsidiaries and VIE are as follows:

	Date of incorporation	Percentage of economic ownership	Place of incorporation
Subsidiaries
Tantan Hong Kong Limited (“Tantan HK”)	2014-12-18	100%	HK
Tantan Technology (Beijing) Co., Ltd. (“Beijing Tantan IT” or “WFOE”)	2015-03-06	100%	PRC
Tantan Social Inc. (“Tantan US”)	2017-12-18	100%	US

VIE
Tantan Culture Development (Beijing) Co., Ltd. (“Beijing Tantan” or “VIE”)	2014-12-26	N/A *	PRC

*	The entity is controlled by the Company pursuant to the contractual arrangements disclosed below.

The Company owns 100% equity interests in Tantan HK, an intermediate holding company incorporated in Hong Kong on December 18, 2014. Tantan HK owns 100% equity interests in Beijing Tantan IT, a wholly foreign-owned enterprise, incorporated in the People’s Republic of China (“PRC”) on March 6, 2015.

The Company entered into a group reorganization by way of entering into a series of contractual arrangements between its WFOE and the VIE in May, 2015. Immediately before and after the reorganization, Mr. Wang Yu, who is the founder (the “Founder”) and chief executive officer (the “CEO”) of the Company, controlled the Company, the WFOE and the VIE. Accordingly, the reorganization was accounted for as a transaction among entities under common control.

The VIE arrangements

PRC regulations currently limit direct foreign ownership of business entities providing value-added telecommunications services, advertising services and internet services in the PRC where certain licenses are required for the provision of such services. To comply with these PRC regulations, Beijing Tantan IT and Beijing Tantan’s shareholders entered into various contractual arrangements (collectively, the “VIE Agreements”) in May 2015 whereby the shareholders’ claim to the economic benefits of Beijing Tantan and their ability to control the activities of Beijing Tantan was transferred to Beijing Tantan IT. The Group provides substantially all of its services in the PRC through Beijing Tantan, which holds the operating licenses and approvals to enable the Group to provide such mobile internet content services in the PRC. The equity interests of Beijing Tantan are legally held by the spousal of CEO and a third-party individual (“Nominee Shareholders”).

The Company obtained control over Beijing Tantan through Beijing Tantan IT on May 27, 2015 by entering into a series of contractual arrangements between Beijing Tantan IT, Beijing Tantan and its Nominee Shareholders that enable the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. Accordingly, the Company is considered the primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements. In making the conclusion that the Company is the primary beneficiary of the VIE, the Company’s rights under the Power of Attorney (the “Power of Attorney”) also provide the Company’s abilities to direct the activities that

TANTAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(In U.S. dollars, except shares data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

most significantly impact the VIE’s economic performance. The Company also believes that this ability to exercise control ensures that the VIE will continue to execute and renew the Exclusive Business Cooperation Agreements (the “EBCA”) and pay service fees to the Company. By charging service fees in whatever amounts the Company deems fit, and by ensuring that the Exclusive Business Cooperation Agreements is executed and renewed indefinitely, the Company has the rights to receive substantially all of the economic benefits from the VIE.

The Group further entered into Power of Attorney, Exclusive Option Agreement and Equity Interest Pledge Agreement to add additional Nominee Shareholders in July, 2017. There was no substantial change to the term and conditions of the VIE Agreements entered with the additional Nominee Shareholders and the change had no impact on the Company’s VIE consolidation.

The following is a summary of the contractual agreements that the Company, through Beijing Tantan IT, entered into with Beijing Tantan and its Nominee Shareholders, as entered into in May 2015 and July 2017:

Agreements that provide the Company effective control over the VIE:

(1)	Power of Attorney

Pursuant to the Power of Attorney, the Nominee Shareholders of Beijing Tantan each irrevocably appointed Beijing Tantan IT as the attorney-in-fact to act on their behalf on all matters pertaining to Beijing Tantan and to exercise all of their rights as a shareholder of Beijing Tantan, including but not limited to convene, attend and vote on their behalf at Nominee Shareholders’ meetings, designate and appoint directors and senior management members. Beijing Tantan IT may authorize or assign its rights under this appointment to a person as approved by its board of directors at its sole discretion. Each power of attorney will remain in force until the Nominee Shareholder ceases to hold any equity interest in Beijing Tantan. The Company believes the Powers of Attorney can demonstrate the power of its PRC subsidiary (Beijing Tantan IT) to direct how the VIE should conduct its daily operations.

(2)	Exclusive Option Agreement

Under the Exclusive Option Agreement among Beijing Tantan, Beijing Tantan IT and the Nominee Shareholders of Beijing Tantan, each of the Nominee Shareholder irrevocably granted Beijing Tantan IT an exclusive option to purchase (the “Direct Acquisition Option”) or designate a third party to purchase (the “Direct Transfer Option”) all or any part of its equity interest in Beijing Tantan, at a price equal to RMB10 or the lowest price permitted by PRC law. Beijing Tantan IT or its designated representative(s) may exercise the option at any time at their sole discretion either in part or in full. Without Beijing Tantan IT’s prior written consent, the Nominee Shareholders of Beijing Tantan are prohibited from selling, pledging, or otherwise disposing of any equity interest in Beijing Tantan in any way. This agreement can be terminated if all the shareholders’ equity is acquired by the WFOE or by its designated representative(s) subject to the law of the PRC. The Purchase Option cannot be terminated without WFOE’s prior written consent.

(3)	Spousal Consent Letters

Each spouse of the married Nominee Shareholders of Beijing Tantan entered into a Spousal Consent Letter, in which they unconditionally and irrevocably agreed that the equity interests in Beijing Tantan held by and registered in the name of their spouse will be disposed of pursuant to the Equity Interest Pledge Agreement, the Exclusive Option Agreement, and the Power of Attorney. Each spouse agreed not to assert any rights over the equity interests in Beijing Tantan held by their spouse. In addition, in the event that the spouse obtains any equity interests in Beijing Tantan held by their spouse for any reason, they agreed to be bound by the contractual arrangements.

TANTAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(In U.S. dollars, except shares data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

(3)	Spousal Consent Letters - continued

Agreements that transfer economic benefits to the Company:

(1)	Exclusive Business Cooperation Agreements (the “EBCA”)

The WFOE entered into an Exclusive Business Corporation Agreement with Beijing Tantan to exclusively provide consulting and services for software development, maintenance, internet technology support, marketing and promotion, equipment and property leasing. Beijing Tantan is prohibited from engaging a third party to provide the services covered by the EBCA. The service fee of the EBCA (the “Service Fee”) equals the gross income of Beijing Tantan deducting the costs agreed by the WFOE and VIE.

In addition, the WFOE exclusively owns all intellectual property rights arising from the performance of the EBCA as permitted under PRC laws.

The EBCA is effective permanently unless the WFOE terminates the EBCA at its sole discretion. However, Beijing Tantan cannot terminate the EBCA without the WFOE’s written consent.

(2)	Equity Interest Pledge Agreement (the “Pledge Agreement”)

Under the Pledge Agreement among the Nominee Shareholders of Beijing Tantan and Beijing Tantan IT, the Nominee Shareholders of Beijing Tantan pledge all of their equity interests in Beijing Tantan (and associated obligations) to the WFOE. The Nominee Shareholders are prohibited from transferring or assigning their pledged equity interests, or creating or allowing any encumbrance that would prejudice the WFOE’s interests without the WFOE’s prior written consent. The Nominee Shareholders are prohibited from declaring any dividend, bonus or profit distribution. If the Nominee Shareholders receive any economic interests by means of their equity interests in Beijing Tantan, such interests belong to the WFOE. The Pledge Agreement was effective upon registration of the pledges with the local branch of the State Administration for Industry and Commerce, and expires on the date the VIE Agreements are legally terminated or upon completed performance of all of the obligations under the VIE Agreements. In the event of default, as defined under the Pledge Agreement, the WFOE, as the pledgee, is entitled to foreclose on the pledged equity interests and dispose of them at public auction or sale to recover amounts due under the various agreements in accordance with PRC laws. The WFOE has sole discretion in renewing or terminating the Pledge Agreement.

Through these contractual agreements, the Company has the ability to effectively control the VIE and is also able to receive substantially all the economic benefits of the VIE.

Risk in relation to the VIE structure

The Company believes that Beijing Tantan IT and Beijing Tantan’s contractual arrangements with the VIE are in compliance with PRC law and are legally enforceable. The shareholders of Beijing Tantan are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIE were to reduce their interests in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so.

The Company cannot assure that when conflicts of interest arise, the shareholders will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does

TANTAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(In U.S. dollars, except shares data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure - continued

not have existing arrangements to address potential conflicts of interest the shareholders of the VIE may encounter in their capacity as the beneficial owners and director of the VIE on the one hand, and as beneficial owners and directors or officer of the Company, on the other hand. The Company believes the shareholders of the VIE will not act contrary to any of the contractual arrangements and the Exclusive Option Agreement provides the Company with a mechanism to remove the shareholders as the beneficial shareholders of the VIE should they act to the detriment of the Company. The Company relies on the VIE’s shareholders, as directors and officer of the Company, to fulfill their fiduciary duties and abide by the laws of the PRC and the Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the VIE’s shareholders, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s ability to control the VIE also depends on the Power of Attorney. Beijing Tantan IT and Beijing Tantan have to vote on all matters requiring shareholder approval in the VIE. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites;

•	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIE. The Group does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, Beijing Tantan IT, or the VIE.

TANTAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(In U.S. dollars, except shares data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure - continued

The following financial statements amounts and balances of the VIE were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions as of and for the years ended December 31, 2016 and 2017, respectively:

	As of December 31,
	2016	2017
Cash and cash equivalents	$107,254	$3,278,764
Accounts receivables, net of allowance for doubtful accounts of $nil and $nil as of December 31, 2016 and 2017, respectively	—	79,269
Prepaid expenses and other current assets	13,118	132,085
Short-term investments	1,584,330	9,375,528

Total current assets	1,704,702	12,865,646

Property and equipment, net	34,353	80,808
Other non-current assets	—	116,935

Total assets	1,739,055	13,063,389

Deferred revenue	—	97,280
Accrued expenses and other current liabilities	37,399	660,564

Total current liabilities	37,399	757,844

Total liabilities	$37,399	$757,844

	For the years ended December 31,
	2016	2017
Net revenues	$—	$170,695
Net loss	$(356,547)	$(1,324,329)

	For the years ended December 31,
	2016	2017
Net cash used in operating activities	$(334,731)	$(903,002)
Net cash used in investing activities	$(1,656,627)	$(7,475,007)
Net cash provided by financing activities	$—	$—

The VIE contributed an aggregate of 100% of the consolidated net revenues for the year ended December 31, 2017. The VIE contributed an aggregate of 1.4% and 2.5% of the consolidated net loss for the years ended December 31, 2016 and 2017, respectively. As of December 31, 2016 and 2017, the VIE accounted for an aggregate of 11.1% and 36.8% of the consolidated total assets, and 1.3% and 15.1% of the consolidated total liabilities, respectively. The assets that were not associated with the VIE primarily consist of cash and cash equivalents, prepaid expenses and other current assets, term deposits and property and equipment.

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations. There are no creditors (or beneficial interest holders) of the VIE that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, that require the Company or its subsidiaries to provide financial support to the VIE.

However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the

TANTAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(In U.S. dollars, except shares data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risk in relation to the VIE structure - continued

VIE or entrustment loans to the VIE. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. The Group may lose the ability to use and enjoy assets held by the VIE that are important to the operation of business if the VIE declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements of the Group include the financial statements of Tantan Limited, its subsidiaries and its VIE. All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues, cost and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include the useful lives and impairment of property and equipment, valuation allowance for deferred tax assets, share-based compensation and fair value of the ordinary shares, convertible redeemable participating preferred shares and warrants.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased.

Term deposits

Term deposits consist of bank deposits with an original maturity of over three months and less than one year.

Short-term investments

Short-term investment primarily comprises of investments in wealth management products with variable interest rates, whereby the Group has the intent and the ability to hold to maturity within one year. The Group classifies the short-term investment as “held-to-maturity” securities and record those at amortized cost.

The Group reviews its held-to-maturity investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investments. OTTI is recognized as a loss in the consolidated statement of operation. For the years ended December 2016 and 2017, no impairment losses were recorded in relation to the Group’s short-term investments.

Accounts receivable

Accounts receivable primarily represents the cash due from third-party application stores and other payment channels, net of allowance for doubtful accounts. The Group makes estimates for the allowance for doubtful

TANTAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(In U.S. dollars, except shares data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Accounts receivable - continued

accounts based upon its assessment of various factors, including the age of accounts receivable balances, credit quality of third-party application stores and other payment channels, current economic conditions and other factors that may affect their ability to pay. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable.

Financial instruments

Financial instruments of the Group primarily consist of cash and cash equivalents, term deposits, accounts receivables, short-term investments, accounts payable, deferred revenue, amount due to/from related parties and preferred share warrants.

Cash and cash equivalents are recorded at fair value based on the quoted market price in an active market. Warrants are recorded at fair value based on the income approach model which includes significant assumptions including discount rate, weighted average cost of capital (“WACC”), terminal year growth and probability of initial public offering (“IPO”). The carrying values of term deposits, accounts receivable, short-term investments, accounts payable, deferred revenue, amount due from related parties and amount due to related parties approximate their fair values due to short-term maturities.

Foreign currency risk

The Renminbi (“RMB”), is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents of the Group included aggregate amounts of $4,874,399 and $5,152,650 as of December 31, 2016 and 2017, respectively, which were denominated in RMB.

Concentration of credit risk and revenue

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, term deposits, and accounts receivable. As of December 31, 2016 and 2017, substantially all of the Group’s cash and cash equivalents and term deposits were deposited with financial institutions with high-credit ratings and quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The Group performs periodic credit evaluations and provides an allowance for doubtful accounts to reduce the accounts receivable balance to its net realizable value. No user or customer accounted for 10% or more of net revenues for the years ended December 31, 2016 and 2017, respectively. Third-party application stores and other payment channels accounting for 10% or more of accounts receivables are as follows:

	As of December 31,
	2016	2017
A	0%	69%
B	0%	20%
C	0%	11%

Property and equipment, net

Property and equipment is carried at cost less accumulated depreciation. Depreciation is calculated on a straight line basis over the following estimated useful lives:

Computer equipment	3 years
Office equipment	5 years
Leasehold Improvement	Shorter of the lease term or estimated useful lives

TANTAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(In U.S. dollars, except shares data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset or liability categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Convertible and redeemable preferred shares

The convertible and redeemable preferred shares do not meet the criteria of mandatorily redeemable financial instruments, and have been classified as mezzanine equity in the consolidated balance sheets. The convertible and redeemable preferred shares are initially measured at fair value, net off any direct issuance cost with the issuance of the equity instrument. Beneficial conversion features exist when the conversion price of the convertible preferred shares is lower than the fair value of the ordinary shares at the commitment date, which is the issuance date in the Company’s case. When a beneficial conversion feature exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the convertible and redeemable preferred shares as a contribution to additional paid-in capital. On the commitment date, the most favourable conversion price used to measure the beneficial conversion feature of the preferred shares is higher than the fair value of the ordinary shares and therefore no bifurcation of beneficial conversion feature is recognized. The Company determines the fair value of ordinary shares with the assistance of an independent third party appraiser.

The Company elects not to adjust the carrying value of the convertible and redeemable preferred shares to the redemption value at the end of each reporting period subsequently as it is not probable that the convertible and redemption preferred shares will become redeemable.

Warrants

The Company’s convertible and redeemable preferred share warrants require liability classification as the underlying preferred shares are considered redeemable and are recorded at fair value. Refer to Note 6.

TANTAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(In U.S. dollars, except shares data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

The Group recognizes revenue when a persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. The Group derives its revenue from value-added service.

Value-added services revenues include membership subscription revenue and super-like service revenue. Membership subscription is a service package which enables members to enjoy additional functions and privileges. The contract period for the membership subscription ranges from one month to one year. All membership subscription is nonrefundable. The Group collects membership subscription in advance and records it as deferred revenue. Revenue is recognized ratably over the contract period for the membership subscription services. Revenue from super-like services are insignificant for the periods presented.

Deferred revenue

Deferred revenue primarily includes cash received in advance from users. The unused cash balances remaining in users’ accounts are recorded as a liability. Deferred revenue related to prepayments from users will be recognized as revenue when all of the revenue recognition criteria are met.

Cost of revenues

Cost of revenues consist of expenditures incurred in the generation of the Group’s revenues, including but not limited to commission fee paid to third-party application stores and other payment channels, bandwidth costs, salaries and benefits paid to employee, short messaging service charges and depreciation. These costs are expensed as incurred except for the direct and incremental platform commission fees to third-party application stores and other payment channels which are deferred in “Prepaid expenses and other current assets” on the consolidated balance sheets. The deferred platform commissions are recognized in the consolidated statements of operations in “Cost of revenues” in the period in which the related revenues are recognized.

Value added tax (“VAT”)

The Group’s PRC subsidiaries are subject to VAT at a rate of either 6% or 3%, as VAT general taxpayers and VAT small-scale taxpayers, respectively. VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The net VAT balance between input VAT and output VAT is reflected under other taxes payable or other taxes receivable. VAT small-scale taxpayers are subject to the simple tax calculation method at a 3% VAT rate, and the output VAT payable is not eligible to offset with input VAT. VAT is also reported as a deduction to revenue when incurred and amounted to $nil and $7,963 for the years ended December 31, 2016 and 2017, respectively.

Research and development expenses

Research and development expenses primarily consist of salaries and benefits for research and development personnel, office rental and depreciation expenses associated with the research and development activities. The Group’s research and development activities primarily consist of the research and development for its social network application platform. The Group has expensed all research and development expenses when incurred.

Foreign currency translation

The functional and reporting currency of the Group is the US dollars (“US$”). The financial records of the Group’s subsidiaries and VIE located in the PRC are maintained in their local currencies, the RMB, which is also the functional currency of these companies. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the relevant functional currency at the rates of exchange in effect at the balance sheet dates. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions dominated in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing at the transaction dates. Exchange gains and losses are recorded in the consolidated statements of operations.

TANTAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(In U.S. dollars, except shares data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation - continued

The Group’s entities with functional currency of RMB, translate their operating results and financial positions into the US$, the Group’s reporting currency. Assets and liabilities are translated at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a component of accumulated other comprehensive loss in the consolidated statement of comprehensive loss.

Operating leases

Leases where the rewards and risks of ownership of assets primarily remain with the lessor are accounted for as operating leases. The Group recognizes operating lease expenses on a straight-line basis over the lease periods.

Marketing expenses

The Group expenses marketing expenses as incurred. Total advertising expenses incurred were $17,245,461 and $35,944,746 for the years ended December 31, 2016 and 2017, respectively, and have been included in selling and marketing expenses in the consolidated statement of operations.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are recognized with net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely-than-not that a portion of or all of the deferred tax assets will not be realized.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2016 and 2017.

Share-based compensation

Share-based compensation with employees is measured based on the grant date fair value of the equity instrument. The Group recognizes the compensation costs net of an estimated forfeiture rate using the straight-line method, over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeiture rate will be adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ, from such estimates. Changes in estimated forfeiture rate will be recognized through a cumulative catch-up adjustment in the period of change.

Comprehensive loss

Comprehensive loss of the Group includes the cumulative foreign currency translation adjustments and net loss for the year. Comprehensive loss is reported in the consolidated statement of comprehensive loss.

TANTAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(In U.S. dollars, except shares data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Risks and uncertainties

The Group participates in a dynamic industry with rapid changes in regulations, technology trends, customer demand and competition and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations, or cash flows, advances and trends in new technologies and industry standards; changes in certain strategic relationships or customer relationships; regulatory or other PRC related factors; risks associated with the Group’s ability to attract and retain certain necessary employees to support its growth; risks associated with the Group’s growth strategies; risks associated with the Group’s ability to maintain and enhance brand and reputation and general risks associated with the internet security industry and risks surrounding pending litigations.

Recent accounting pronouncements

Recent accounting pronouncement adopted

In November 2015, FASB issued ASU 2015-17 Income Taxes (Topic 740) (“ASU 2015-17”): Balance Sheet Classification of Deferred Taxes. The amendments in this Update require that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a taxpaying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The amendments in this Update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Group early adopted this guidance on January 1, 2016 and classified all deferred taxes assets and liabilities as noncurrent as of December 31, 2016 and 2017.

Recent accounting pronouncements not yet adopted

In May 2014, Financial Accounting Standards Board, or FASB, issued Accounting Standards Updates, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards. An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted.

In August 2015, FASB issued ASU 2015-14 to defer the effective date of ASU 2014-09, for non-public entities to annual reporting periods beginning after December 15, 2018. Earlier adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

In May 2016, FASB issued ASU 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this ASU do not change the core principle of the guidance in Topic 606. Rather, the amendments in this ASU affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and (6) Technical Correction. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). The Group has completed its preliminary assessment of the new revenue standard and does not believe that the impact will be material to its consolidated financial statements. The Group expects to adopt the new standard using the modified retrospective method.

TANTAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(In U.S. dollars, except shares data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In February 2016, FASB issued ASU 2016-02 related to Leases. Under the new guidance, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) and lessors must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. Non-public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted. The Group is in the process of evaluating the impact of the standard on the consolidated financial statements.

In May, 2017, FASB issued a new pronouncement, ASU 2017-09, which amends the scope of modification accounting for share-based payment arrangements. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. Specifically, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. The new accounting guidance is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The Group is in the process of assessing the impact on its consolidated financial statements from the adoption of the new guidance.

3.	PREPAID EXPENSE AND OTHER CURRENT ASSETS

	As of December 31,
	2016	2017
Advance to advertisement suppliers	$438,833	$1,984,846
Prepaid rental expenses	127,844	330,643
Interest receivable	25,591	45,865
Others	22,249	80,111

Total prepaid expenses and other current assets	$614,517	$2,441,465

4.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2016	2017
Computer Equipment	$2,492,984	$4,583,912
Leasehold Improvement	98,541	314,430
Office equipment	30,803	196,182
Total	2,622,328	5,094,524

Less: accumulated depreciation	(462,319)	(1,755,116)

Property and equipment, net	$2,160,009	$3,339,408

Depreciation expenses charged to the consolidated statements of operations for the years ended December 31, 2016 and 2017 were $427,708 and $1,218,659, respectively.

TANTAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(In U.S. dollars, except shares data, or otherwise noted)

5.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2016	2017
Payable for advertisement	$1,982,223	$3,550,560
Accrued payroll and welfare	392,213	732,281
Other tax payable	35,413	38,554
Others	24,820	109,058

Total accrued expenses and other current liabilities	$2,434,669	$4,430,453

6.	WARRANTS

In connection with the convertible redeemable participating preferred shares series C (“Series C preferred shares”), the Company issued warrants to purchase up to 265,515 shares of the Series C preferred shares with no consideration. The exercise price on the warrants was $0.001 per share. The fair value of the warrants on the issuance date was approximately the fair value of Series C preferred shares. 251,348 warrants were exercised on the issuance date and the remaining 14,167 warrants were exercised during the year ended December 31, 2017.

The Company has classified all warrants as a liability because the exercise of the warrants will result in the delivery of Series C preferred shares. The Company initially recorded warrants at fair value on the issuance dates and subsequently reported any changes in the fair value at each reporting date. The Company recognized $28,743 and $152,754 fair value changes of warrants for the years ended December 31, 2016 and 2017, respectively.

7.	FAIR VALUE

Measured on recurring basis

The Group measures its financial assets and liabilities including cash and cash equivalents and warrants at fair value on a recurring basis as of December 31, 2016 and 2017. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market. Warrants are measured at fair value on a recurring basis with changes in fair value recorded in the consolidated statements of operations and are classified within level 3 of the fair value hierarchy.

As of December 31, 2016 and 2017, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurement as of December 31,
Description	2016	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$6,627,581	$6,627,581	$—	$—
Warrants	158,513	—	—	158,513

Total	$6,786,094	$6,627,581	$—	$158,513

	Fair Value Measurement as of December 31,
Description	2017	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$15,369,641	$15,369,641	$—	$—

Total	$15,369,641	$15,369,641	$—	$—

TANTAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(In U.S. dollars, except shares data, or otherwise noted)

7.	FAIR VALUE - continued

Measured on recurring basis - continued

The fair value of the warrants on the issuance date was approximately the fair value of Series C preferred shares. The significant assumptions used to estimate the fair value of the underlying Series C preferred shares are as follows:

For the years ended December 31
2016
Discount rate	29%
Weighted average cost of capital	14%
Terminal year growth	3%
Probability of IPO	40%

The movement of the warrants measured at fair value on recurring basis during the years ended December 31, 2016 and 2017 is as follow:

	As of December 31,
	2016	2017
Balance at the beginning of the year	$—	$158,513
Issuance of warrants	2,432,117	—
Change in fair value of warrants	28,743	152,754
Exercise of warrants	(2,302,347)	(311,267)

Balance at the end of the year	$158,513	$—

Measured or disclosed at fair value on a non-recurring basis

The Group did not have any financial assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2016 and 2017.

8.	INCOME TAXES

Cayman Islands

The Company is a tax-exempted company incorporated under the laws of the Cayman Islands. Under the current laws of the Cayman Islands, it is not subject to tax on either income or capital gain.

Hong Kong

Tantan HK was established in Hong Kong and subject to Hong Kong Profits Tax at 16.5% on its activities conducted in Hong Kong.

The United States (“US”)

Tantan US is incorporated in the US and is subject to state income tax and federal income tax at different tax rates, depending upon taxable income levels. Tantan US did not have taxable income and no income tax expense was provided for the year ended December 31, 2017.

PRC

Entities incorporated in the PRC are subject to the Enterprise Income Tax Law (“EIT Law”) at a rate of 25%.

Since January 1, 2014, the relevant tax authorities of the Group’s subsidiaries have not conducted a tax examination on the Group’s PRC entities. In accordance with relevant PRC tax administration laws, tax years from 2014 to 2016 of the Group’s PRC subsidiary and VIE, remain subject to tax audits as of December 31, 2017, at the tax authority’s discretion.

TANTAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(In U.S. dollars, except shares data, or otherwise noted)

8.	INCOME TAXES - continued

PRC - continued

Under the Enterprise Income Tax Law (the “EIT Law”) and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by foreign-invested enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. Cayman, where the Company is incorporated, does not have a tax treaty with PRC.

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC.

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution at December 31, 2017 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Group that is outside the PRC.

The Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of December 31, 2017, the Group has not declared any dividends.

The current and deferred components of income taxes appearing in the consolidated statements of operation are as follows:

For the years ended December 31
	2016	2017
Current tax expense	$—	$—
Deferred tax expense	—	—

Provision for income tax	$—	$—

TANTAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(In U.S. dollars, except shares data, or otherwise noted)

8.	INCOME TAXES - continued

PRC - continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group early adopted ASU 2015-17 in the 2016 on a prospective basis and classified all deferred taxes assets and liabilities as noncurrent as of December 31, 2016 and 2017. Significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2016	2017
Non-current deferred tax assets:
Advertising expense	$5,419,283	$15,080,606
Net operating tax losses carry-forward	2,405,683	6,338,523
Less: valuation allowance	(7,824,966)	(21,419,129)

Non-current deferred tax assets, net	$—	$—

The Group considers the following factors, among other matters, when determining whether some portion or all of the deferred tax assets will more likely than not be realized: the nature, frequency and severity of losses, forecasts of future profitability, the duration of statutory carry-forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry-forward periods provided for in the tax law.

As of December 31, 2017, the tax loss carry-forward for WFOE and VIE amounted to $22,984,034 and will expire on various dates between December 31, 2019 and December 31, 2022. As of December 31, 2017, the tax loss carry-forward for Tantan HK amounted to $3,590,997, which would be carried forward indefinitely and set off against its future taxable profits. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIE may not be used to offset other subsidiaries’ or VIE’s earnings within the Group. Valuation allowance is considered on each individual subsidiary and legal entity basis. Valuation allowances have been established with respect to all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

The Group did not identify any significant unrecognized tax benefits for the years ended December 31, 2016 and 2017. The Group did not incur any interest or penalties related to potential underpaid income tax expenses and also believes that uncertainty in income taxes does not have a significant impact on the unrecognized tax benefits within next twelve months.

9.	ORDINARY SHARES

On November 26, 2014, the Company was authorized to issue a maximum 50,000,000 share of a single class with a par value of $0.001. As of December 31, 2014, 1 share was issued and outstanding which was held by the Company’s founder. On June 1, 2015, the Company issued 4,199,999 ordinary shares to a company that is 100% wholly owned by the founder.

On June 1, 2015, the Company issued 2,550,000 ordinary shares to an unrelated entity. The ordinary shares contain a redemption feature whereas the Company is required to redeem the shares upon certain contingent events for a fixed amount of $1,500,000. Refer below to “Redeemable ordinary shares” for additional details.

On June 1, 2015, the Company decreased its authorized ordinary shares from 50,000,000 shares to 47,750,000 shares in connection with the issuance of Series A convertible redeemable participating preferred shares.

On July 16, 2015, the Company decreased its authorized ordinary shares from 47,750,000 shares to 44,648,403 shares in connection with the issuance of Series B convertible redeemable participating preferred shares.

TANTAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(In U.S. dollars, except shares data, or otherwise noted)

9.	ORDINARY SHARES - continued

On April 14, 2016, the Company decreased its authorized ordinary shares from 44,648,403 shares to 40,904,231 shares in connection with the issuance of Series C convertible redeemable participating preferred shares.

As of December 31, 2016, the Company had 4,200,000 ordinary shares and 2,550,000 redeemable ordinary shares issued and outstanding with a par value $0.001 per share.

On March 8, 2017, the Company decreased its authorized ordinary shares from 40,904,231 shares to 36,806,640 shares in connection with the issuance of Series D convertible redeemable participating preferred shares.

On August 14, 2017, the Company decreased its authorized ordinary shares from 36,806,640 shares to 35,689,115 shares in connection with the further issuance of Series D convertible redeemable participating preferred shares.

In September and October, 2017, the Company issued 44,703 ordinary shares to third party new investors for a total consideration of $600,000.

As of December 31, 2017, there was 4,244,703 ordinary shares and 2,550,000 redeemable ordinary shares issued and outstanding, par value $0.001 per share.

Redeemable ordinary shares

The Redeemable ordinary shareholders may receive the fixed redemption amount of $1,500,000 upon a contingent event. Specifically, the redemption feature is contingent upon the existence of any laws and regulations or governmental order that may make it illegal or undesirable for the Redemption ordinary shareholders to hold shares in the Company. The occurrence of this contingent event is out of the control of the Company. As a result, the redemption provisions not solely within the control of the Company requires the shares to be classified outside of permanent equity. As the redemption feature was remote, no accretion was recorded during the years ended December 31, 2016 and 2017, respectively.

As of December 31, 2016 and 2017, there were 2,550,000 redeemable ordinary shares issued and outstanding, respectively.

10.	CONVERTIBLE REDEEMABLE PARTICIPATING PREFERRED SHARES

In December 2014, the Company entered into a convertible note purchase agreement with a couple of investors to issue convertible notes for an aggregate consideration of $2,700,000 (the “Convertible Note Consideration”), which was fully paid in 2014.

On June 1, 2015, the Company entered into preferred share purchase agreements with a group of investors to issue an aggregate of 2,250,000 convertible redeemable participating preferred shares series A (“Series A preferred shares”) for an aggregate consideration of $4,274,413. The Convertible Note Consideration is deemed as part of the consideration paid for the Series A preferred shares during the year ended December 31, 2014, net of issuance cost. The remaining consideration was paid during the year ended December 31, 2015.

On July 16, 2015 and December 31, 2015, the Company entered into preferred share purchase agreements with a group of investors to issue an aggregate of 3,101,597 convertible redeemable participating preferred shares series B (“Series B preferred shares”) for an aggregate consideration of $12,960,798, net of issuance cost. $7,934,086 and $5,026,712 were paid during the years ended December 31, 2015 and 2016, respectively.

On April 14, 2016, the Company entered into preferred share purchase agreements with a group of investors to issue 3,478,657 Series C preferred shares for an aggregate consideration of $31,159,636, net of issuance cost, which were fully paid during the years ended December 31, 2016.

TANTAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(In U.S. dollars, except shares data, or otherwise noted)

10.	CONVERTIBLE REDEEMABLE PARTICIPATING PREFERRED SHARES - continued

In March, July and August, 2017, the Company entered into preferred share purchase agreements with a group of investors to issue 5,215,116 Series D convertible redeemable participating preferred shares (“Series D preferred shares”) for an aggregate consideration of $67,874,778, net of issuance cost, which was fully paid during the year ended December 31, 2017.

In July and August, 2017, the Company repurchased 177,051 and 691,228 Series A and B convertible redeemable preferred shares respectively from investors for $2,186,353 and $8,814,127 in cash. The excess of the fair value of Series A and Series B convertible redeemable preferred shares over the carrying value amounted to $7,742,475 and was recognized as deemed dividend to the original shareholders. Immediately subsequent to the repurchase, those shares were issued to new investors for $2,186,353 and $8,814,127 consideration. The subsequent issuance of Series A and B convertible redeemable preferred shares to new investors was recorded in the consolidated balance sheets based on fair value.

Key terms of the preferred shares are summarized as follows:

Voting rights

Shareholders of the Series A, Series B, Series C and Series D preferred shares (collectively, the “preferred shares”) are entitled to the number of votes equal to the number of ordinary shares into which such preferred shares could be converted at the record date.

Dividends

Each holder of the preferred shares shall be entitled to receive dividends at the rate no less than the rate for the holders of the ordinary shares (calculated on an as converted basis), payable out of funds or assets when and as such funds or assets become legally available therefor on parity with each other, prior and in preference to, and satisfied before, any dividend on any ordinary shares, when, as, and if declared by the board of directors.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, all assets and funds of the Company legally available for distribution to the shareholders (after satisfaction of all creditors’ claims and claims that may be preferred by law) shall be distributed as follows:

(1)	the holders of the Series D Preferred Shares shall be entitled to receive an amount equal to the sum of (i) 100% of the Series D Issue Price, and (ii) any and all accrued or declared but unpaid dividends on such Series D Preferred Shares (collectively, the “Series D Preference Amount”).

(2)	after the aggregate Series D Preference Amount has been distributed or paid in full, the holders of the Series C Preferred Shares shall be entitled to receive an amount equal to the sum of (i) 100% of the Series C Issue Price, and (ii) any and all accrued or declared but unpaid dividends on such Series C Preferred Shares (collectively, the “Series C Preference Amount”).

(3)	after the aggregate Series D Preference Amount and Series C Preference Amount has been distributed or paid in full, the holders of the Series B Preferred Shares shall be entitled to receive an amount equal to the sum of (i) 100% of the Series B Issue Price, and (ii) any and all accrued or declared but unpaid dividends on such Series B Preferred Shares (collectively, the “Series B Preference Amount”).

(4)	after the aggregate Series D Preference Amount, Series C Preference Amount and Series B Preference Amount has been distributed or paid in full, the holders of the Series A Preferred Shares shall be entitled to receive an amount equal to the sum of (i) 100% of the Series A Issue Price, and (ii) any and all accrued or declared but unpaid dividends on such Series A Preferred Shares (collectively, the “Series A Preference Amount”).

After the aggregate Series D Preference Amount, Series C Preference Amount, Series B Preference Amount and Series A Preference Amount have been distributed or paid in full, the remaining assets and funds of the Company

TANTAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(In U.S. dollars, except shares data, or otherwise noted)

10.	CONVERTIBLE REDEEMABLE PARTICIPATING PREFERRED SHARES - continued

Liquidation preference - continued

available for distribution to ordinary shareholders shall be distributed ratably among all ordinary shareholders according to the relative number of ordinary shares held by such ordinary shareholders.

Redemption

In the event that the Company has not consummated a Qualified IPO (defined as below), a liquidation, dissolution or winding up of the Company, or a Deemed Liquidation Event (defined as below), or any misconducts by the Company or the management team, at any time after the fifth (5) anniversary of the closing of the Series B, C and D preferred share issuance, each holder of the then outstanding Series B, C and D preferred shares, may require that the Company redeem all of its preferred shares.

In the event that the Company has not consummated a Qualified IPO, a liquidation, dissolution or winding up of the Company, at any time after the sixth (6) anniversary of the closing of the Series A, each holder of the then outstanding Series A preferred shares, may require that the Company redeem all of its preferred shares.

“Qualified IPO” means a firm commitment underwritten public offering of the Ordinary Shares of the Company (or depositary receipts or depositary shares thereof) in the United States on the New York Stock Exchange or the Nasdaq Global Market pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or on the Main Board of Hong Kong Stock Exchange or another internationally recognized stock exchange approved by the Majority Series A preferred holders and the Majority Series B preferred Holders, in any case, with an offering price (net of underwriting commissions and expenses) that implies a market capitalization of the Company immediately prior to such offering of not less than US $300 million, and that results in gross cash proceeds to the Company of at least US $50 million, or such a less market capitalization or gross cash proceeds as unanimously approved by the Board (including the affirmative votes of the preferred directors); provided further that the quantitative measures for the Qualified IPO shall be appropriately adjusted to account for the dilutive effect on the percentage ownership of the holders of Preferred Shares if there is any subsequent rounds of equity financing.

“Deemed Liquidation Event” means any of the following events: (1) any consolidation, amalgamation, scheme of arrangement or merger of the Group with or into any other person or other reorganization in which the shareholders of the Group immediately prior to such event own less than fifty percent (50%) of the Group’s voting power in the aggregate immediately after such event, or any transaction or series of related transactions in which in excess of fifty percent (50%) of the Group’s voting power is transferred; (2) a sale, transfer, lease or other disposition of all or substantially all of the assets (either in terms of quantities or value) of the Group (or any series of related transactions resulting in such sale, transfer, lease or other disposition of all or substantially all of the assets of the Group); (3) or the exclusive licensing of all or substantially all of the Group’s intellectual property to a third party.

The redemption price for Series A preferred share shall be equal to the Initial Purchase Price (equal to the applicable Original Issue Price), plus all declared or accrued but unpaid dividends thereon up until the date of redemption (adjusted for any share splits, share dividends, combinations, recapitalizations or similar transactions).

The redemption price for Series B, C and D preferred shares shall be equal to a price per preferred share which is one hundred and twenty percent (120%) of the applicable Initial Purchase Price, plus all declared or accrued but unpaid dividends thereon up until the date of redemption (adjusted for any share splits, share dividends, combinations, recapitalizations or similar transactions).

Special redemption rights for Series A preferred shares held by BAI GmbH (“BAI”):

If any applicable laws and regulations or governmental order to make it illegal or undesirable for BAI to hold, or prohibit BAI from holding, any Shares in the Company, at the election of BAI in its sole discretion, the Company

TANTAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(In U.S. dollars, except shares data, or otherwise noted)

10.	CONVERTIBLE REDEEMABLE PARTICIPATING PREFERRED SHARES - continued

Special redemption rights for Series A preferred shares held by BAI GmbH (“BAI”) - continued:

shall redeem all (but not less than all) of the Series A preferred shares held by BAI at the per share price that equals the higher of:

1)	the sum of (x) 100% of the Series A Issue Price, (y) an amount of cash per share sufficient to provide BAI as holder of such Series A preferred share with per annum return of 10% calculated on a compounded basis for a period of time commencing from the Series A issue date and ending on the redemption closing date, in each case, in respect of each of the Series A preferred shares held by BAI, and (z) any declared but unpaid dividends on such Series A preferred share, or

2)	the fair market value of each Series A preferred share (exclusive of any liquidity event, fire sale or minority ownership discounts)

No securities of the Company shall be redeemed pursuant to BAI unless and until the Company shall have redeemed all of the Series B preferred Shares.

Each preferred share has been converted into ordinary shares at the then effective conversion price agreed by the majority of Series A, Series B, Series C preferred shareholders and Series D preferred shareholders upon the closing of the acquisition of the Company by Momo Inc.. See note 15.

11.	SHARE-BASED COMPENSATION

In March, 2015, the Company adopted the 2015 share incentive plan (“2015 Plan”), pursuant to which a maximum aggregate of 1,000,000 shares may be issued pursuant to awards may be authorized, but unissued ordinary shares. The Board of Directors may in its discretion make adjustments to the numbers of shares.

The following table summarizes the option activity for the years ended December 31, 2016 and 2017:

	Number of options	Weighted average exercise price per option	Weighted average remaining contractual life (years)	Aggregated intrinsic value

Outstanding as of January 1, 2016	874,640	$0.8995	9.06	$2,230,797

Granted	400,500	$1.4004
Forfeited	(60,170)	$1.6000

Outstanding as of December 31, 2016	1,214,970	$1.0299	8.59	$7,107,702

Exercisable as of December 31, 2016	531,448	$0.8205	8.02	$3,216,610

	Number of options	Weighted average exercise price per option	Weighted average remaining contractual life (years)	Aggregated intrinsic value

Outstanding as of January 1, 2017	1,214,970	$1.0299	8.59	$7,107,702

Forfeited	(129,368)	$1.5561

Outstanding as of December 31, 2017	1,085,602	$0.9716	7.54	$26,497,789

Exercisable as of December 31, 2017	802,027	$0.8411	7.25	$19,828,016

Share options

There were 531,448 and 802,027 vested options as of December 31, 2016 and 2017, and 628,840 and 260,888 options expected to vest as of December 31, 2016 and 2017. For options expected to vest, the weighted-average

TANTAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(In U.S. dollars, except shares data, or otherwise noted)

11.	SHARE-BASED COMPENSATION - continued

Share options - continued

exercise price was $1.20 and $1.69 as of December 31, 2016 and 2017, and the aggregate intrinsic value was $3,594,490 and $6,353,172, respectively.

The weighted-average grant-date fair value of the share options granted during the years 2016 and 2017 was $5.33 and $nil, respectively. Total intrinsic value of options exercised for the years ended December 31, 2016 and 2017 was $nil and $nil, respectively. The total fair value of options vested for the years ended December 31, 2016 and 2017 was $217,716 and $657,485, respectively.

The fair value of each option granted was estimated on the date of grant using the binomial tree pricing model with the following assumptions used for grants during the applicable periods:

	Risk-free interest rate of return	Contractual term	Volatility	Dividend yield	Exercise Price
2016	2.27%-3.18%	10 years	57.9%-58.5%	—	$0.001-$1.600

(1)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options.

(2)	Contractual term

The Company used the original contractual term.

(3)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(4)	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(5)	Exercise price

The exercise price of the options was determined by the Group’s board of directors.

(6)	Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a retrospective valuation, which used management’s best estimate for projected cash flows as of each valuation date.

For employee and executive share options, the Group recorded share-based compensation of $302,867 and $582,403 for the years ended December 31, 2016 and 2017, respectively, based on the fair value on the grant dates over the requisite service period of award according to the vesting schedule for employee and executive share options.

As of December 31, 2017, total unrecognized compensation expense relating to unvested share options was $1,341,512, which will be recognized over 2.70 years. The weighted-average remaining contractual term of options outstanding is 8.69 years.

TANTAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(In U.S. dollars, except shares data, or otherwise noted)

12.	COMMITMENTS

Lease commitment

The Group leases certain office premises under non-cancelable leases. Rental expense under operating leases for the years ended December 31, 2016 and 2017 was $339,507 and $744,545, respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending

2018	$1,278,687
2019	1,123,406
2020	762,359
2021	121,868

Total	$3,286,320

13.	RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth major related parties and their relationships with the Group:

Company name	Relationship with the Group
P1’s holding in Tantan Limited	Ordinary shareholder
P1 Capital Limited	Under control of the Company’s CEO
CBNB Investment Limited	Under control of the Company’s CEO
Singularity Capital Investment Co. Ltd. (“Singularity”)	One of Singularity’s board of director has significant influence over the Company.
Mr. Li Yuwei	Management

Details of related party balances and transactions as of December 31, 2016 and 2017 are as follows:

(i)	Amounts due from related parties

	As of December 31,
	2016	2017
CBNB Investment Limited	$1,530	$3,942
Singularity Capital Investment Co. Ltd.	1,981	—
P1’s holding in Tantan Limited	25	—

Total	$3,536	$3,942

(ii)	Amounts due to related parties

	As of December 31,
	2016	2017
P1 Capital Limited (Note 1)	$58,978	$64,992

Total	$58,978	$64,992

Note 1: The balance represents payable for technical consulting services and marketing services.

TANTAN LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017

(In U.S. dollars, except shares data, or otherwise noted)

13.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

(iii)	Purchase from related parties

	For the Years Ended December 31,
	2016	2017
P1 Capital Limited (Note 1)	$704,973	$694,042
Mr. Li Yuwei (Note 1)	—	600,000
Singularity Capital Investment Co. Ltd.	1,980	2,498

Total	$706,953	$1,296,540

Note 1: The purchase is mainly related to consulting services.

14.	EMPLOYEE BENEFIT PLAN

Full time employees of the Company in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company accrues for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits was $624,776 and $1,554,132 for the years ended December 31, 2016 and 2017, respectively.

15.	SUBSEQUENT EVENT

The Company has evaluated all events subsequent to the balance sheet date of December 31, 2017 through June 25, 2018, the issuance date of these financial statements.

Acquisition by Momo Inc.

On February 23, 2018, the Group reached a definitive agreement with Momo Inc. (“Momo”), pursuant to which the Group agreed to sell 100% fully diluted equity stake for a combination of share consideration and cash, including approximately 5,328,853 newly issued ordinary shares of Momo and $613 million in cash. The transaction completed in May 2018. As a result, all of the Company’s preferred shares were converted to ordinary shares of Momo and Momo became the ultimate shareholder of the Company.

Claim with Match Group, LLC (“Match”)

In May 2018, the Group settled a claim brought by Match in the Western District of Texas alleging various breaches by the Group of Match’s intellectual property relating to its mobile-dating apps. Pursuant to the settlement, the Group agreed to make certain royalty payments linked to the size of the Group’s average annual monthly active users and redesign its application used in the United States. The total royalty payments is estimated to be immaterial.